UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 31, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Virtusa Corporation

File No. 1-33625 - CF# 23731

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Virtusa Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on May 29, 2009, as amended.

Based on representations by Virtusa Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.7	through December 6, 2014
Exhibit 10.10	through March 29, 2012
Exhibit 10.11	through December 31, 2009

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel